UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

telecom | personal | flow

Telecom Argentina Press Release 1Q23

05-09-2023

Contacts: Luis Fernando Rial Ubago (5411) 5112 7218 Tomás Pellicori (5411) 5524 7692	Market Cap (NYSE: TEO): US$2,192.45 million*

Telecom Argentina S.A.

announces consolidated results for the first quarter of fiscal year
2023 (“1Q23”) **

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1Q23 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1Q23 and vs. 1Q22 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of March 31 of 2023 and 2022, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

•	For the purposes of the analysis, it should be noted that the results presented on a comparative basis (March 2022) contain the effect of the year-over-year inflation as of March 2023, which was 104.3%.

•	Consolidated Revenues amounted to P$214,818 million in 1Q23 (-10.4% in constant currency vs. 1Q22), in a context of a strong inflationary acceleration. Service Revenues totaled P$200,782 million (-10.1% in constant currency vs. 1Q22).

•	Mobile clients in Argentina reached 20.5 million in 1Q23 (+321 thousand vs. 1Q22), cable TV subscribers totaled approximately 3.4 million in the same period (-140 thousand vs. 1Q22), while broadband accesses amounted to 4.1 million (-156 thousand vs. 1Q22).

•	In 1Q23, Operating Income before Depreciation and Amortization amounted to P$65,046 million (-21.8% vs. 1Q22), while our operating margin before D&A was 30.3%.

•	During 1Q23, the Company recorded a net income of P$28,483 million (vs. P$48,510 million in 1Q22).

•	Investments (including right-of-use assets) amounted to P$34,528 million in 1Q23, which represents 16.1% of our Consolidated Sales.

•	Net Financial Debt amounted to P$477,923 million in 1Q23 (-6,6% in constant currency vs. 1Q22).

*Market capitalization as of May 8, 2023

**Unaudited non-financial information

TELECOM ARGENTINA	1

* (in constant currency - includes right-of-use assets as of March 31, 2022 for P$4,591 million and as of March 31, 2023 for P$9,154 million)

**(Figures may not add up due to rounding)

*** (It includes IP telephony lines, which amounted to approximately 807,000 and 1.17 million as of March 31, 2022, and March 31, 2023, respectively)

**** Figures for the comparative period in 2022 have been adjusted in accordance with the internet and TV discount allocation policies adopted by the Company during 2022.

Consolidated Revenues (in million P$)	Operating Income before D&A (EBITDA) (in million P$)

Operating Income (EBIT) (in million P$)	Net Income (Loss) (in million P$)

TELECOM ARGENTINA	2

Buenos Aires, May 9, 2023 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net income of P$28,483 million for the period ended March 31, 2023. The net income attributable to the controlling company was P$27,759 million.

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in terms of the current measurement unit as of March 31, 2023.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of March 31, 2023 and as of December 31, 2022 and 2021, used for the restatement of figures in constant currency.

	As of December 31. 2021	As of December 31. 2022	As of March 31. 2023
Annual	50.9%	94.8%	104.2%
3-month cumulative (Since December 22)	n/a	n/a	21.7%

During the 1Q23, Consolidated Revenues amounted to P$214,818 million, from which Service Revenues totaled P$200,782 million.

Consolidated Revenues

Mobile Services

As of March 31, 2023, total mobile subscribers in Argentina and Paraguay amounted to 22.8 million. In 1Q23, mobile services revenues represented P$87,610 million (- P$5,094 million or -5.5% vs. 1Q22).

Mobile Services in Argentina

As of March 31, 2023, total mobile subscribers amounted to approximately 20.5 million (+321 thousand vs. 1Q22). Postpaid clients represented 42% of our subscriber base (vs. 41% in 1Q22).

In 1Q23, mobile service revenues in Argentina amounted to P$81,109 million (-$3,734 million or -4.4% vs 1Q22). Mobile internet revenues in 1Q23 were equivalent to 92% of total sales for

TELECOM ARGENTINA	3

these services, while in 1Q22 they were equivalent to 86% of total sales for these services. The average monthly revenue per user (“ARPU”) amounted to P$1,307.4 during 1Q23 (vs. $1,394,3 in 1Q22), which represents a variation of -6,2%. The effect generated by the restatement in terms of the current measurement unit as of March 31, 2023 included in the ARPU amounted to P$80.7 and P$749.5 for 1Q23 and 1Q22, respectively. The average monthly churn rate was 1.7% in 1Q23 (compared to an average of 2.3% in 1Q22).

During 1Q23, the Company continued to enhance its customers' mobile internet experience with the deployment of 4G and 4G+ networks throughout the country, reaching more than 14.8 million customers with 4G devices. Additionally, Personal was awarded by Ookla, the global leader in data testing and network usage analysis, as the Fastest Mobile Network in Argentina.

The Company continued preparing for the introduction of 5G technology by expanding the coverage, availability, and capacity of the network. As of the end of 1Q23, 194 5G DSS sites were enabled in Buenos Aires, Rosario, the Atlantic Coast, Cordoba, Santa Fe, Corrientes, Posadas, and Paraná.

Personal in Paraguay (‘Núcleo’)

As of March 2023, Núcleo’s subscriber base reached 2.3 million clients. Of the total number of clients, 79% correspond to the prepaid modality and 21% to the postpaid modality, whereas as of March 31, 2022, prepaid clients represented 81% and postpaid clients 19%.

Núcleo’s mobile service revenues during 1Q23, amounted to P$6,501 million (-17.3% vs. 1Q22), mainly due to a decrease in ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues reached P$39,909 million in 1Q23 (-P$7,038 million or -15% vs. 1Q22). Cable TV subscribers totaled approximately 3.4 million (-140 thousand vs. 1Q22). The monthly Cable TV ARPU (restated in constant currency as of March 31, 2023) reached P$3,728.3 during 1Q23 (vs. P$4,311.1 in 1Q22). The effect generated by the restatement in terms of the measuring unit as of March 31, 2023, included in the ARPU amounts to P$250.6 and P$2,323.9, for 1Q23 and 1Q22, respectively. The average monthly churn rate as of March 31, 2023, and as of March 31, 2022, was 1.8% and 1.3%, respectively.

Flow continued to evolve with new features, innovative and quality content through partnerships with producers, becoming the most important integrated platform in Argentina. Among them, Flow broadcasted live and nationwide the Cosquín Rock festival in February and the Lollapalooza in March. At the end of 1Q23, Flow's unique customers amounted to 1.3 million (+116,000 compared to 1Q22).

During 1Q23, as part of the technological evolution of the Flow platform, ISDB-T was offered in a staggered manner to the analog pay-TV customer base for digitalization of the service. This new solution allow customers to have a digital service through their traditional cable connection without the need for a decoder.

TELECOM ARGENTINA	4

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$24,501 million in 1Q23 (-19.1% vs. 1Q22).

The monthly fixed voice ARPU (restated in constant currency as of March 31, 2023) reached P$1,618.3 (vs. P$1,983.5 as of 1Q22). The effect generated by the restatement in terms of the measuring unit as of March 31, 2023, included in the ARPU amounted to P$112.9 and P$1,147 for 1Q23 and 1Q22, respectively.

The corporate segment continues to develop new solutions to support businesses in enhancing their operations. During 1Q23, the Company continued to assist businesses in their digital transformation journey, supporting the evolution and growth of their e-commerce platforms, logistics, and stock movements, among other services. Additionally, in the first quarter of the year, the Company announced its partnership with Ituran, a leading innovation and technology Company, to provide the vulnerability analysis/test solution and support corporate security processes in its subsidiaries in Argentina, Mexico, Ecuador, Colombia, and Brazil.

Internet Services

Internet services revenues totaled P$47,017 million during 1Q23 (-P$4,554 million or -8.8% vs. 1Q22). As of December 31, 2022, total broadband accesses reached approximately 4.1 million (-156 thousand vs. 1Q22). The monthly churn rate of Internet services was positioned at 1.7% and 1.5% as of March 31, 2023 and 2022, respectively.

Additionally, broadband ARPU (restated in constant currency as of March 31, 2023) amounted to P$3,641.0 in 1Q23 (vs. P$3,894.9 in 1Q22). The effect generated by the restatement in terms of the measuring unit as of March 31, 2023, included in the ARPU amounted to approximately P$230.2 and P$2,097.8 for the 1Q23 and 1Q22, respectively.

As of March 31, 2023, customers with a service of 100 Mb or higher represented 81% of the total customer base (compared to 37% as of 1Q22). At the end of the first quarter of 2023, customers with this speed or higher amounted to 3.3 million (+112.8% in total compared to 1Q22).

Revenues from equipment sales

Equipment revenues amounted to P$14,036 million (-P$2,295 million or -14.1% vs. 1Q22). Said decrease was mainly due to a lower volume of handsets sold, offset by an increase in their average price compared to 1Q22.

Personal Pay

Our virtual wallet service, Personal Pay, ended the year with over 955,000 customers. During the first quarter, Personal Pay continued to expand the differentials of its product, incorporating the new functionality of remunerated balances for all its users, which allows them to generate profits by simply having their money available in the wallet.

TELECOM ARGENTINA	5

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$217,908 million in 1Q23 (-P$19,311 million or -8.1% vs. 1Q22). Excluding D&A and impairment of fixed assets, operating costs experienced a reduction of 4.4%.

The cost breakdown was as follows:

•	Employees benefits and severance payments: P$51,669 million in 1Q23 (+4.4% vs. 1Q22). Total employees amounted to 21,681 as of 1Q23.

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$6,408 million (-12.6% vs. 1Q22).

•	Fees for services, maintenance, materials and supplies: P$25,185 million (-1.6% vs. 1Q22).

•	Taxes and fees paid to regulatory authorities: P$16,542 million (-9,8% vs. 1Q22). These costs represent 7.7% and 7.6% of total revenues as of 1Q23 and 1Q22, respectively.

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$12,517 million in 1Q23 (-4.6% vs. 1Q22).

•	Cost of handsets sold: P$9,968 million (-18.8% vs. 1Q22). These costs decreased mainly due to a lower volume of handsets sold, partially offset by an increase in average cost of sales compared to 1Q22.

•	Programming and content costs: P$12,316 million (-19.6% vs. 1Q22). Said reduction was mainly explained by commercial efficiencies.

•	Other Costs totaled P$15,167 million (-0.2% vs. 1Q22), of which bad debt expenses reached P$6,499 million (-0.6% vs. 1Q22).

•	Our bad debt ratio was 3.0% as of March 31, 2022 (vs 2.7% in 1Q22). The increase was mainly due to the deteriorating economic situation in Argentina, which has a direct impact on our bad debt ratios.

•	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, totaled P$8,668 million (+0.1% vs. 1Q22).

•	Depreciation, amortization and impairment of fixed assets amounted to P$68,136 million (-15,4% vs. 1Q22). This charge also includes the impact of the amortization of assets incorporated after March 31, 2022, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) were P$19,375 million in 1Q23 (vs. a utility of P$45,640 million in 1Q22), mainly due to:

TELECOM ARGENTINA	6

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax gain amounted to P$11,773 million in 1Q23 (vs. a gain of P$57 million in 1Q22). The loss according to item (i) above amounted to P$80 million in 1Q23 (vs. a loss of P$22,405 million in 1Q22) and the income tax effect related to the application of the deferred tax method described in item (ii) above was a gain of P$11,853 million in 1Q23 (vs. a gain of P$22,462 million in 1Q22).

Consolidated Net Financial Debt

As of March 31, 2023, our net financial debt (cash, cash equivalents plus financial investments and financial NDF* & interest rate swaps minus loans) amounted to P$477,923 million, decreasing P$33,896 when compared to the net financial debt as of March 31, 2022, adjusted by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During the 1Q23, the Company invested (including rights of use assets) P$34,528 million (-10% vs. 1Q22). Said investments represented 16.1% of consolidated revenues in 1Q23. Investments without including additions for right of use totaled $25,374 million (-24.9% vs. 1Q22).

TELECOM ARGENTINA	7

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. As of March 31, 2023, 4G/LTE deployment achieved a coverage of 96% of the urban population.

•	Expansion of 5G to support the growth of the mobile internet and the improvement in the quality of service together with the launch of new Value Added Services.

•	Extension of our transmission and transport networks to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH architecture.

•	New systems to streamline our customer relationship management.

Relevant events after March 31, 2023

Acquisition of stake in Open Pass Holding Corp.

On April 25, 2023, the Company subscribed for 1,000 ordinary shares, with one vote each of Open Pass Holding Corp, representing 50% of its capital.

Open Pass Holding Corp is a company incorporated in the state of Delaware, United States of America, which owns an equity interest in Open Pass S.A.U. (“OpenPass”). Open Pass is a company that provides IT services related to software development and maintenance, which also has an agreement for the use and development of the Personal Pay electronic wallet platform with the subsidiary of Telecom Argentina, Micro Sistemas S.A.U. (“Micro Sistemas”).

Through this acquisition, the strategic objective is to ensure the continuity of the services provided by Open Pass, as well as the scalability and future regional evolution of the Personal Pay platform.

Ordinary and Extraordinary General Shareholders’ Meeting

The Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2023 approved, among other matters, the following:

–	To approve the proposal of the Board of Directors, expressed in purchasing power currency as of March 31, 2023, using the National CPI in accordance with Resolution CNV No. 777/18, regarding the negative Unassigned Results as of December 31, 2022, amounting to P$207,832,672,505 (P$253 billion in constant currency as of March 31, 2023), consisting of: (i) regarding the amount of P$273,927,247,113 (P$333,458 million in constant currency as of March 31, 2023) resulting from the adjustment for the loss of the higher value assigned to the assets and liabilities identified and incorporated up to the merger date, which gave rise to the creation of the Merger Premium, to be reclassified to the “Merger Premium” account, (ii) regarding the difference of the Unassigned Results amounting to P$66,094,574,608 (P$80,458 million in constant currency as of March 31, 2023), it shall be fully appropriated to the “Discretionary reserve to maintain the level of capital investments and the current solvency level of the Company”.

–	Delegate powers to the Board of Directors to release, by December 31, 2023, the “discretionary reserve to maintain the level of investments in capital goods and the current solvency level of the Company” in an amount sufficient to distribute Global Bonds 2030 as dividends in kind, up to a nominal value of US$473,623,896.

TELECOM ARGENTINA	8

Dividend Distribution and Reserve Withdrawal

On May 3, 2023, in exercise of the authority delegated by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, the Board of Directors of Telecom Argentina resolved:

1.	To distribute as dividends in kind Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2030 (Code GD30 - ISIN US040114HS26) (the “2030 Global Bonds”), for a nominal value of US$ 411,214,954, at a rate of US$ 0.190935248 2030 Global Bonds per share of the Company.
2.	Therefore, proceed to partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” in the amount of P$47,700,934,664.

Export credit line guaranteed by Export Development Canada (EDC).

On May 5, 2023, we submitted a proposal for an export credit facility for an aggregate principal amount of up to U.S.$50,000,000 (the “Credit Facility”) to Export Development Canada, as lender, and Citibank N.A., Sucursal Argentina, as onshore custody agent, which was accepted on the same date.

The proceeds of the loans made under the Credit Facility will be used to finance up to 100% of the payments to be made by the Company to the suppliers under the Supply Agreement for eligible goods and services generated outside Argentina.

TELECOM ARGENTINA	9

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of March 31, 2023, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692	Santiago Gramegna (5411) 6193 6667

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	10

Telecom Argentina S.A. Consolidated Information First quarter – Fiscal Year 2023 (in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 2023)

	03/31/23	12/31/22	Δ $	Δ %
Cash and cash equivalents	41,594	48,756	(7,162)	-14.7%
Financial Investments	50,270	10,335	39,935	-
Trade receivables	48,122	45,791	2,331	5.1%
Other Receivables	25,303	23,641	1,662	7.0%
Inventories	8,667	7,849	818	10.4%
Assets held for sale	1,149	1,161	(12)	-1.0%
Total current assets	**175,105**	**137,533**	**37,572**	**27.3%**
Financial Investments	83	245	227	-
Trade receivables	143	144	(1)	-0.7%
Goodwill	602,273	602,280	(7)	0.0%
Property, plant and equipment ('PP&E')	936,405	965,087	(28,682)	-3.0%
Intangible assets	302,592	310,183	(7,591)	-2.4%
Right-of-use assets	79,503	76,609	2,894	3.8%
Other Receivables	13,067	12,639	428	3.4%
Total non-current assets	**1,934,066**	**1,967,187**	**(33,121)**	**-1.7%**
TOTAL ASSETS	**2,109,171**	**2,104,720**	**4,451**	**0.2%**
Trade payables	107,124	108,655	(1,531)	-1.4%
Financial debt	180,802	163,561	17,241	10.5%
Salaries and social security payables	37,733	45,835	(8,102)	-17.7%
Income tax liabilities	417	382	35	9.2%
Taxes payables	13,828	12,089	1,739	14.4%
Lease liabilities	11,267	11,202	65	0.6%
Other liabilities	5,474	6,038	(564)	-9.3%
Provisions	3,268	3,206	62	1.9%
Total current liabilities	**359,913**	**350,968**	**8,945**	**2.5%**
Trade payables	365	388	(23)	-5.9%
Financial debt	389,068	407,594	(18,526)	-4.5%
Salaries and social security payables	3,106	3,344	(238)	-7.1%
Deferred income tax liabilities	300,091	311,894	(11,803)	-3.8%
Taxes payables	31	-	(23)	-42.6%
Lease liabilities	24,393	23,975	418	1.7%
Other liabilities	2,697	3,177	(480)	-15.1%
Provisions	12,783	14,187	(1,404)	-9.9%
Total non-current liabilities	**732,534**	**764,613**	**(32,079)**	**-4.2%**
TOTAL LIABILITIES	**1,092,447**	**1,115,581**	**(23,134)**	**-2.1%**
Equity attributable to Controlling Company	996,389	969,405	26,984	2.8%
Non-controlling interest	20,335	19,734	601	3.0%
TOTAL EQUITY	**1,016,724**	**989,139**	**27,585**	**2.8%**
TOTAL LIABILITIES AND EQUITY	**2,109,171**	**2,104,720**	**4,451**	**0.2%**

2- Consolidated Loans

(Monetary items)

	03/31/23	12/31/22	Δ $	Δ %
Bank overdrafts - principal	33,518	9,264	24,254	-
Bank and other financial entities loans - principal	45,411	48,781	(3,370)	-6.9%
Notes - principal	58,008	57,706	302	0.5%
NDF	4	23	(19)	-82.6%
Loans for purchase of equipment	5,584	6,414	(830)	-12.9%
Accrued interest and related expenses	38,277	41,373	(3,096)	-7.5%
Total Current Loans	**180,802**	**163,561**	**17,241**	**10.5%**
Notes - principal	224,871	220,422	4,449	2.0%
Bank and other financial entities loans - principal	111,490	124,883	(13,393)	-10.7%
Loans for purchase of equipment	4,251	5,423	(1,172)	-21.6%
Accrued interest and related expenses	48,456	56,866	(8,410)	-14.8%
Total Non Current Loans	**389,068**	**407,594**	**(18,526)**	**-4.5%**
Total Loans	**569,870**	**571,155**	**(1,285)**	**-0.2%**
Cash and cash equivalents, and Financial Investments	91,947	59,336	32,611	55.0%
Net Financial Debt	**(477,923)**	**(511,819)**	**33,896**	**-6.6%**

TELECOM ARGENTINA	11

Telecom Argentina S.A. Consolidated Information First quarter – Fiscal Year 2023 (in million Argentine Pesos)

3- Segment Information

(Segment information for periods ended as of March 31 of 2023 and 2022 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of March 31, 2023	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	188,115	13,634	201,749	13,008	938	13,946	(877)	214,818
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(131,957)	(10,558)	(142,515)	(7,590)	(544)	(8,134)	877	(149,772)
Operating income before D&A	56,158	3,076	59,234	5,418	394	5,812	-	65,046

Depreciation, amortization and impairment of fixed assets	(68,136)
Operating income (loss)	(3,090)
Earnings from associates	425
Debt financial expenses	8,916
Other financial results, net	10,459
Net income (loss) before income tax expenses	16,710
Income tax expense	11,773
Net income (loss)	28,483
Attributable to:	
Controlling Company	27,759
Non-controlling interest	724

As of March 31, 2022	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	103,727	121,236	224,963	7,347	8,552	15,899	(1,075)	239,787
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(66,969)	(81,070)	(148,039)	(4,482)	(5,211)	(9,693)	1,075	(156,657)
Operating income before D&A	36,758	40,166	76,924	2,865	3,341	6,206	-	83,130

Depreciation, amortization and impairment of fixed assets	(80,562)
Operating income (loss)	2,568
Earnings from associates	245
Debt financial expenses	29,629
Other financial results, net	16,011
Net income (loss) before income tax expenses	48,453
Income tax expense	57
Net income (loss)	48,510
Attributable to:	
Controlling Company	48,063
Non-controlling interest	447

TELECOM ARGENTINA	12

Telecom Argentina S.A. Consolidated Information First quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	13

Telecom Argentina S.A. Consolidated Information First quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A. Consolidated Information First quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 9, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations